Exhibit 99.2

[*The following is a free English translation of the French language* Rapport du President du Conseil d'Administration *for information purposes only, with no binding or other effect*]

G E N E S Y S   S.A.

A French *société anonyme* with a capital of € 18,307,756
Registered office: "L'Acropole", 954/980 Avenue Jean Mermoz
34000 Montpellier
Registry of Commerce and Companies of Montpellier 339 697 021

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS ON THE PREPARATION AND ORGANIZATION OF THE BOARD'S WORK, ON ANY LIMITATIONS ON THE POWERS OF THE MANAGING DIRECTOR AND ON THE CONTROL PROCEDURES ESTABLISHED BY THE COMPANY

Ladies and Gentlemen:

In accordance with the new provisions of Article L. 225-37 paragraph 6 of the French Commercial Code, we are reporting on the following items:

- the preparation and organization of the work of your board of directors;

- the internal control procedures set up by the Company;

- any limitations on the powers of the managing director established by the board of directors.

The Chairman has charged the Financial and Legal Departments with performing the necessary preparatory work and diligence, and they have reported to him on these efforts. The statutory auditors have been informed of the work performed.

I.   Preparation and organization of the work of the board of directors

On November 7, 2003, the board of directors adopted internal rules based on the recommendations of the Bouton report, the purpose of which is to clarify the terms and conditions of functioning of the board under general principles of corporate governance. The internal rules supplement the provisions of law and the by-laws to which the board of directors of the Company is subject. They are addressed to members of the board of directors of the Company, permanent representatives of directors who are legal entities, censors and, more generally, to any person taking part in or attending the board's meetings, whether occasionally or on a regular basis.

1.   Specific rules regarding the functioning and organization of the board and application

1.1   Composition of the board of directors

The Company's by-laws provide that the board of directors may have from 3 to 18 members. As of the date of this report, the board is composed of 5 members.

Details on the composition of the board of directors appear as an annex hereto.

In accordance with legal provisions, the board of directors decided to retain a single position combining the functions of Chairman and Managing Director during its meeting of August 7, 2002, when the board renewed François Legros' mandate as Chairman of the Board.

The board reviewed the current situation of each of the directors in order to assess his characterization as an independent director based on the criteria listed in the internal rules. The directors complying with the following conditions shall be deemed independent. Directors shall deemed to be independent if:

- they are not, and have not during the preceding five years been, an employee or corporate officer of the Company, an employee or corporate officer of its parent company or a company it consolidates;

- they are not a corporate officer of a company of which the Company is a director, directly or indirectly, or in which an employee appointed as such or a corporate officer of the Company (current officer or having been an officer for less than five years) is a director;

- they are not a client, a supplier, a corporate banker or a significant financing banker of the Company or of its group, or for which the Company or its group represents a substantial portion of its business;

- they have no close family relationship with a corporate officer;

- they have not been an auditor of the Company during the preceding five years (Article L. 822-12 of the French Commercial Code); and

- they have not been a director of the Company for more than twelve years.

For directors holding 10% or more of the share capital or voting rights of the Company or representing a legal entity holding such an interest, the board shall decide on their independence by taking into account the composition of the Company's capital and the existence of a potential conflict of interests into account.

Therefore, under these criteria, the board of directors of the Company includes two independent directors: Patrick Jones and Thomas Abbott.

1.2   Calling and holding of the board's meetings

During the fiscal year, the board of directors met 13 times and the participation rate was an average of 88%.

The average time period for notices calling meetings of the board of directors was approximately 10 days prior to the meeting date.

The directors may be represented at the board's meetings by another director. The power must be given in writing. During the fiscal year 2003, three Directors used this right of representation.

The Chairman presides at the board meetings or, if he is absent, a Vice-Chairman or a director designated by the board of directors acts as Chairman of the meeting. Of the 13 meetings of the board of directors held during fiscal year 2003, all were presided over by the Chairman.

The Company's by-laws provide directors the option of participating in the deliberations of the board through videoconference. In accordance with the by-laws and the internal rules, the directors who participate in the board's deliberations through such means shall be deemed to be present for purposes of calculation of the quorum and majority, except for the adoption of the following decisions: preparation of the annual financial statements, consolidated financial statements, management report, appointment or dismissal of the Chairman and determination of his compensation, determination of the remuneration or dismissal of the Managing Director, appointment and dismissal as well as determination of the compensation of Deputy Managing Directors. This option was used during the past fiscal year.

In accordance with the provisions of Article L. 225-238 of the French Commercial Code, the statutory auditors have also been convened to the board's meetings called to examine and establish the interim financial statements and the annual financial statements.

1.3   Information of Directors

The Chairman has consistently communicated to the directors, within a satisfactory period of time, all information concerning the Company of which he was aware and the communication of which he deemed to be relevant in order to enable them to fully exercise their responsibilities.

2.   *Interested party transactions*

During the fiscal year, new interested party transactions under Article L.225-38 of the French Commercial Code, other than agreements relating to ordinary course of business transactions have been entered into under arm's-length conditions; a list of these agreements was presented for authorization to the board's meeting of March 30, 2004.

3.   *Delegations regarding sureties, pledges and guarantees*

The board of directors authorized the Chairman to issue, in the Company's name, sureties, pledges and guarantees up to a global annual amount of €1,000,000 and each surety, pledge and guarantee may not exceed €200,000.

This authorization, granted for a 12-month period, will expire on May 7, 2004. At the close of the fiscal year, the Chairman had not granted any such surety, pledge or guarantee.

4.   *Committees created by the board*

The board of directors has created committees to improve the functioning of the board and to support the preparation of its decisions. The board has thus created the following permanent committees: audit committee, compensation committee, and disclosure committee. These committees meet as often as required.

4.1   Audit Committee

As of the date of this report, the audit committee is composed of two members: Patrick Jones and Thomas Abbott. In 2003, the audit committee met four times and the attendance rate at its meetings was 91%. Following the resignation of Paul Sfez, the audit committee is composed of only two members; at its next meeting, the board of directors intends to name Jean-Jacques Bertrand as a third member of the committee.

The audit committee shall:

- regularly provide reports to the board of directors;

- review and reassess the adequacy of its internal rules annually and recommend any proposed changes to the board for approval;

- review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices, as well as the adequacy of internal controls that could significantly affect the Company's financial statements;

- review an analysis prepared by the independent auditors of significant financial reporting issues as well as the auditor's judgment made in connection with the preparation of the Company's financial statements;

- review with management and the independent auditors the Company's annual and interim financial statements prior to the filing of such financial statements with the U.S. Securities and Exchange Commission or the *Autorité des marchés financiers*;

- meet regularly with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

- review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors, any internal auditor or management;

- receive periodic reports from the independent auditors regarding the auditor's independence under the U.S. Sarbanes-Oxley Act, discuss such reports with the auditor, and if the audit committee so determines, take or recommend that the full board take appropriate action to oversee the independence of the auditor.

- propose the appointment or dismissal of the independent auditors for consideration and approval by the Company's shareholders in accordance with French law;

- review the appointment and replacement of any senior internal auditor;

- review the significant reports to management prepared by any internal auditing department (which will be created in 2004) and management's responses to these reports;

- meet with the independent auditors prior to the beginning of the audit to review the scope and staffing of the audit;

- obtain reports from management, the Company's senior internal auditors and the independent auditors confirming that the Company's subsidiary/foreign affiliated entities are in conformity with the provisions of the U.S. Sarbanes-Oxley Act and of the French *Loi de Sécurité Financière*;

- review with the independent auditors the Company's accounting practices and policies and any problems that may be encountered by the auditors in the fulfillment of their duties. Such review shall include: (i) all critical accounting policies and practices used by the Company, (ii) all alternative treatments in accordance with generally accepted accounting principles and with respect to the practices and policies applicable to material items that have been discussed with the Company's management, including the various uses that may be made of alternative disclosures and treatments, and the treatment preferred by the independent auditors, (iii) all difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, (iv) other material written communications between the independent auditors and the Company's management, including any letter provided by the independent auditors to management and the Company's response to that letter, and (v) any changes in the scope of the internal audit as initially planned (an internal audit department will be created in 2004);

- advise the board with respect to the Company's policies and procedures to ensure compliance with applicable laws and regulations;

- review with the Company's legal department legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from governmental authorities;

- meet at least once a year with the Chief Financial Officer, any senior internal auditor (an internal audit department will be created in 2004) and the independent auditors in separate executive sessions;

- establish procedures for the receipt, retention, and treatment of complaints received by the Company with regard to accounting, internal accounting or auditing controls, as well as for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters and oversee the implementation of such procedures;

- determine appropriate funding for the payment of compensation by the Company to the independent auditors and to any outside advisors engaged by the committee, as well as for the ordinary expenses of the committee; and

- approve in advance all audit-related contractual commitments and attest that the use of non-audit services has been permitted, either by (a) providing express approval before an independent auditor is engaged to render audit or permitted non-audit services or (b) by establishing pre-approval policies that are detailed as to the particular service to be provided by an independent auditor. The committee may delegate its authority to pre-approve such commitments to one or more members of the committee and may delegate such responsibility to the Company's management for amounts less than € 10,000. The committee must be informed of all pre-approved commitments.

During the fiscal year 2003 the audit committee reviewed, in particular, the performance of the Company during each quarter, heard the various managers of the departments that have a direct influence on financial decisions, heard the statutory auditors during each committee, reviewed the amount of fees charged by the statutory auditors, reviewed the Company's internal control procedures and made recommendations therefor, heard the financial management team (Financial Management, management control) and closely followed the implementation of the new U.S. Sarbanes-Oxley Act and new French laws.

In particular, the audit committee noted that the accounting treatments adopted by the Company were in compliance with applicable rules. The Committee never expressed any reserve whatsoever on the consolidated financial statements presented to it.

4.2   Compensation Committee

As of the date hereof, the compensation committee is comprised of three members: Jean-Jacques Bertrand, Thomas Abbott and David Detert. In 2003, the committee met three times and all members took part in the meetings.

The compensation committee is responsible for:

- reviewing and making proposals regarding the remuneration of corporate officers, in particular concerning the variable portion of such remuneration (by defining the rules under which that variable portion is determined and by ensuring the consistency of those rules with the annual assessment of corporate officers' performance with respect to the middle-term strategy of the Company) and all benefits in kind, options to subscribe or purchase shares received from any company of the group, provisions relating to their pensions, and all other benefits of any kind;

- proposing to the board allocation rules for directors' fees and the individual amounts of payments to be made in this respect to directors, by taking into account the participation of the directors in the board and the committees;

- proposing to the board a global amount for directors' fees to be proposed to the shareholders' meeting of the Company;

- providing to the board an opinion on the general allocation policy regarding options to subscribe and/or purchase shares that must be reasonable and appropriate and on the stock option plans established by the general management of the Group, in particular with respect to the rules and recommendations of the Viénot and Bouton reports; indicating to the board its proposal regarding allocation of options to subscribe or purchase shares by setting out the reasons for its choice as well as its consequences; defining in advance the periodicity of the allocations in order to avoid granting options in an opportunistic way;

- obtaining information regarding the compensation policies applicable to senior managers who are not corporate officers of the Company or other companies of the group;

- reviewing any issue that the Chairman may submit to it relating to proposed capital increases reserved for employees.

With respect to fiscal year 2003, the compensation committee reviewed, in particular, incentive plans for the Company's senior executives, the methods of granting stock options subject to the position of the employee within the Company, the salary received and the targets assigned to him/her and proposed to the board of directors the amount to be paid as the variable portion of the Chairman's compensation subject to the results for the fiscal year.

4.3   Disclosure Committee

The board of directors has established a disclosure committee made up of ten members: François Legros, Mike Savage, Marie Capela-Laborde, Jean-Marc Albert, Jim Huzell, Jim Lysinger, Olivier Fourcade, Denise Persson, Andrew Lazarus and Philippe Viry.

In 2003, the disclosure committee met twice.

The purpose of the disclosure committee is to review the Company's public communications and to make sure that they are accurate and complete. The disclosure committee shall undertake or supervise each of the following actions:

- checking compliance with the information obligations that the Company is subject to, in particular with a view to the requirements of applicable stock exchange and financial regulations and to giving its opinion on the compliance of the Company with such obligations;

- preparing the Company's publications and communications calendar and their model content;

- preparing and organizing analysts' meetings;

- preparing and organizing press conferences;

- selecting the media used to publish information (press releases, electronic media, etc.);

- making sure that the internal collection procedures and procedures for supervision of the information to be made public by the Company are defined, guaranteeing the reliability of such procedures, and overseeing compliance with such procedures;

- regularly assessing, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the internal collection procedures and procedures for supervision of information, recommending modifications to such procedures, if any, and overseeing the implementation of any modifications approved by the Chief Executive Officer and the Chief Financial Officer;

- appointing the person or persons in charge of preparing and drafting reports and communications of the Company, who may be, at the committee's discretion, different persons depending on the subject of the reports or communications;

- organizing the training of the persons involved in the process of communicating information about the Company;

- reviewing each draft report or communication of the Company, examining the information included therein and providing an opinion on the advisability of conducting additional diligence or investigations to verify such information;

- providing an opinion on the significance of any event or other information relating to the Company;

- providing an opinion on the advisability of submitting a draft report or communication to the statutory auditors, legal counsel or any other third party expert for the validation of information included in such report or communication;

- providing an opinion on the necessity of obtaining approval from the Company's board of directors on the content of the draft report or communication; and

- approving the procedures for publication and distribution of reports or communications that have been approved by the committee, as well as the terms and conditions for filing or registration thereof with the stock exchange authorities.

II. Internal control procedures

Internal control is defined by the Group as the set of procedures implemented by the board of directors, the senior managers, and the staff of the Group in order to provide the board reasonable assurance regarding the achievement of the following aims:

- reliability of financial and management information
- compliance with applicable laws and regulations
- completion and due management of its operations.

The Group's definition of internal control is similar to the internationally recognized definition prepared by "COSO" (Committee of Sponsoring Organizations of the Treadway Commission, the findings of which were published in 1992 in the United States). Please note that, according to the "COSO" authoritative document, internal controls must give reasonable assurance regarding the achievement of the aims, and cannot, therefore, give an absolute assurance that they will be achieved.

It should be specified that, considering the recent enactment of the French *Loi de Sécurité Financière* (dated August 1st, 2003), this first report describes the Group's internal control system. Generally, this system has been prepared from an inventory of the existing procedures within the organization and with the support of the financial department of the Group. These procedures are applicable to all subsidiaries within the Group.

2.1 General organization of Internal Control

The board of directors and its committees take part in the operating of the Group as described in the preceding section of this report.

2.1.1 Management Committee

The Executive Committee, chaired by the Chief Executive Officer, meets formally once a month and includes the persons responsible for each of the main departments of the Group.

This committee reviews the results and activity of the Company, and decides upon any corrective actions to be implemented.

2.1.2 The Disclosure Committee

This committee, whose role is described in detail above, participates with respect to procedures to establish and review financial information. It reviews, in particular, the "*document de référence*" (and its equivalent, the Form 20-F, prepared for the U.S. Securities and Exchange Commission).

2.1.3 Authoritative documents

Financial Code of Ethics

The Group has adopted a Financial Code of Ethics applicable to the Chief Executive Officer and to the Chief Financial Officer, as well as to the management controllers and heads of consolidation. The board of directors is responsible for approving this code and any amendments thereto. The board of directors may consult the audit committee when such code is to be amended.

Procedures Manual

The Company first established a procedures manual in August 2000. This manual lists all accounting procedures and processes leading to the preparation of accounting and financial statements. This manual was fully revised during fiscal year 2003 in order to take into account, among other elements, the growth of the Group over the preceding years.

2.2 Internal control of accounting and financial information

Under the authority of the Executive Director Finance, the Management Controls of the Group and the Consolidation Department are responsible for the collection, analysis and consistency of the Group's financial information, as well as all processes contributing to the preparation of the Group's financial statements.

2.2.1 Description of information system

The information systems used by the Group's financial department and all of our subsidiaries are structured around the following modules:

Invoicing system

During fiscal year 2003, we completed the implementation of this system. This unique and identical system is now used by each of our entities. The system, called Gedi, was developed internally by the Information Technology Department.

Accounting system

The accounting system used is also identical in all of the Group's subsidiaries (Sun Account by Systems Union). This system has been implemented since 1998 and is systematically installed upon the creation or acquisition of a new entity. The use of a single system enables easy maintenance and facilitates setting parameters as they are determined by the Management Controls of the Group.

Reporting and consolidation systems

Since 2002, Management Controls has implemented a unique reporting tool (Skover) in order to centralize, in one database, all management data derived from the various systems. At the end of 2003, the Consolidation Department installed new consolidation software (Safran) in order to unify the integration of the data flows common to management and consolidation reporting, and to reduce the time period required to establish financial statements. The new system is operational and was used for consolidation on December 31, 2003. The statutory auditors have validated the use of this system and ensured that balances carried forward correspond to previous closing balances.

2.2.2 Budgeting process

Business Plan

Each year, the long-term business plan is updated based on the latest surveys on economic environment and our market. This plan is prepared by Management Controls and supervised by the Financial Department and the management.

Annual Budget

The process is initiated each year during the month of November by the Group's Management Controls. The management defines the targets for the forthcoming year according to the Business Plan and the performance of the current year.

Each entity, division and department receives its own objectives and prepares its budget on a monthly basis. The budgets are returned to Management Controls and are then checked and validated by the management.

The budgets are then consolidated and presented at the beginning of January to the board of directors for approval.

Updating annual budget estimates

The initial budget estimates are updated every quarter by taking the most recent performance into account. This process, steered by the Group's Management Controls, is less formal than the process of preparation of the annual budget but involves the persons responsible for each main functional department as well as the finance teams of our various entities.

2.2.3 Monthly management reporting process

This is the principle follow-up, control and steering tool. It is made up of a series of documents prepared by the various entities of the Group, validated and analyzed by Management Controls and submitted to the members of the Executive Committee.

In this monthly reporting, the key indicators of the activity and the comments on trends and differences compared to the budget appear for each of the main segments and the main departments of the Company.

The accounting data and management indicators are checked and analyzed by the Group's Management Controls and consolidated within a single database.

In order to facilitate the monthly reporting and improve the speed with which reports are prepared, the Group's Management Controls has set up closing processes in each entity. Instruction memoranda have been sent, detailing the preparation and reporting processes and schedule to be complied with.

2.2.4 Consolidation process

Each quarter, Consolidation Management carries out a statutory consolidation of all the entities within the Group's perimeter.

These consolidated financial statements are prepared according to accounting principles generally accepted in France (CRC regulation No. 99-02). However, considering its double listing on Euronext Paris and on the Nasdaq National Market, the Company presents a reconciliation between financial statements presented according to French generally accepted accounting principles and the financial statements prepared for the U.S. Securities and Exchange Commission according to U.S. generally accepted accounting principles.

Consolidation Management updates and sends the consolidation procedures to the subsidiaries, so that they can submit homogenous financial information. These procedures establish the accounting plan to be used as well as the principles and definition of the various captions of the consolidation segments.

The segments are prepared according to local accounting principles. Reprocessing is performed by the Group's Consolidation Management.

The consolidated financial statements prepared each quarter are reconciled with the management reporting. This is a critical step of consistency control that will be facilitated, from 2004 onwards, by the use of a single flow of data and a unified system.

The statutory auditors participate, at the request of the Company, in a limited review at the end of each of the first three quarters, as well in the annual audit of the financial statements.

2.3   System retained and action plans

The Company's objective is to be able to carry out a global assessment of the relevance and correct application of its internal controls in the future.

During the year 2003, the Company continued to develop its internal controls by:

- reviewing and updating the accounting and financial procedures manual.

- implementing a new consolidation system (Safran) that will allow unification of the systems used by management control (Skover) and by the consolidation department.

- completing the implementation of the invoicing system (Gedi) that will decrease the risks related to this process.

The Company intends to continue its efforts to implement such procedure through key control issues that will allow it to better evaluate and control its risks.

In this respect, the Company will create an Internal Audit department in 2004, which will enable to assess the quality and efficiency of internal controls and to improve internal controls through its recommendations.

The Group's management will provide full support to action plans, which it recognizes are significant for the Company's proper development.

III. Exercise of the Company's general management and limitations on the powers of the Managing Director

The Board of Directors has decided that a single person shall exercise the powers of Chairman of the Board of Directors and Managing Director.

The Chief Executive Officer (*Président Directeur Général*) has been granted the broadest powers to act in all circumstances in the name of the Company. He exercises these powers within the limit of the corporate purpose and subject to the powers that the law expressly grants to shareholders' meetings and to the Board of Directors. He represents the Company in its relations with third parties.

The internal rules of the Board of Directors specify in a non-exhaustive way the decisions that must be previously approved by the Board. Therefore, the Chief Executive Officer must consult the Board regarding:

- all external transactions (acquisitions, sales, contributions of undertakings, of businesses (*fonds de commerces*), of shares, of branches of activity or of isolated assets),

- all significant investments,

- all internal restructuring transactions,

- all financing, indebtedness and liquidity decisions,

- all significant transactions outside the announced strategy of the Group.

Done in Montpellier,

On April 15, 2004,

/s/ FRANÇOIS LEGROS
_____

François Legros
The Chairman of the Board of Directors